UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                          Form 40-F  __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  February 14, 2011

By: /s/ Burgess H. Hildreth________________

       Burgess H. Hildreth, Senior Vice President

        Administration

TSX SYMBOL:  ITP

JURY RETURNS REDUCED AWARD AGAINST INTERTAPE POLYMER GROUP INC.

Bradenton, Florida – February 14, 2011 – Intertape Polymer Group Inc. (TSX: ITP) (the “Company”) announced today that damages awarded to Inspired Technologies, Inc. (“ITI”) have again been significantly reduced, this time to $700,000.  The initial jury award in September 2010 against the Company’s subsidiary, Intertape Polymer Corp. (“Intertape”), was for $13,150,000. In December 2010, the United States District Court for the Middle District of Florida granted Intertape’s post trial motion to reduce the amount, and it was lowered from the previous $13,150,000 to $3,000,000. ITI then requested a new trial and in a verdict rendered last Friday, the jury award was further decreased to $700,000.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,000 employees with operations in 16 locations, including 12 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the Company’s expected results.  These risks include, but are not limited to, the fact that the jury’s verdict may be overturned on appeal.  Additional risk factors are contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission.  While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison

Pierre Boucher

514-731-0000

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